SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No.2)

                                 ANTENNA TV S.A.
                            (Name of Subject Company)

                           HOLNEST INVESTMENTS LIMITED
                           GLOBECAST HOLDINGS LIMITED
                        ALTAVISTA GLOBAL HOLDINGS LIMITED
                        PRAXIS GLOBAL INVESTMENTS LIMITED
                                 MINOS KYRIAKOU
                                THEODORE KYRIAKOU
                                XENOPHON KYRIAKOU
                                 ATHINA KYRIAKOU
                    (Name of Filing Persons (the "Offerors"))

    ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (EACH AMERICAN DEPOSITARY
               SHARE REPRESENTING ONE HALF OF ONE ORDINARY SHARE)
                              CUSIP NO.03672N 10 0
                      (CUSIP Number of Class of Securities)

                               Mr. Minos Kyriakou
                             Kifissias Avenue 10-12
                                Maroussi 151 25,
                                 Athens, Greece
                                (30) 10 688-6100
                     (Name, address and telephone number of
                    person authorized to receive notices and
                 communications on behalf of the filing persons)

                                   COPIES TO:

                               Mark Bergman, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                                  Alder Castle
                                 10 Noble Street
                              London EC2V 7JU, U.K.
                                (44 20) 7367-1600

[_]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third party tender offer subject to Rule 14d-1.

[_]    issuer tender offer subject to Rule 13e-4.

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                                                                               2


[X]    going-private transaction subject to Rule 13e-3.

[_]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting
the results of the tender offer:    [_]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $9,366,226                               $1,873.25
--------------------------------------------------------------------------------


---------------

* Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,902,594 Ordinary Shares (either directly or in the form of American Depositary Shares (each represented by one half of one Ordinary Share)) of Antenna TV S.A., ticker symbol "ANTV," at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash. The amount of the filing fee, calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

-------------------------------------------------------------------------------------------------
AMOUNT PREVIOUSLY PAID:     $1,873.25           FILING PARTY: HOLNEST INVESTMENTS LIMITED
                                                              GLOBECAST HOLDINGS LIMITED
                                                              ALTAVISTA GLOBAL HOLDINGS LIMITED
                                                              PRAXIS GLOBAL INVESTMENTS LIMITED
                                                              MINOS KYRIAKOU
                                                              THEODORE KYRIAKOU
                                                              XENOPHON KYRIAKOU
                                                              ATHINA KYRIAKOU

FORM OR REGISTRATION NO.:   SCHEDULE TO/13E-3   DATE FILED:      NOVEMBER 25, 2002
-------------------------------------------------------------------------------------------------

                  This Amendment No. 2 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the SEC on November 25, 2002 as amended by Amendment No. 1 to the Schedule TO filed with the SEC on December 17, 2002 (as amended, the "Schedule TO") by Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated pursuant to the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors"). This Schedule TO relates to the offer by the Offerors to purchase (i) all outstanding ordinary shares ("Ordinary Shares") not already owned by the Offerors or their affiliates and (ii) all outstanding American Depositary Shares ("ADSs") not already owned by the Offerors or their affiliates (each ADS representing one half of one Ordinary Share) of Antenna TV S.A. ("Antenna" or the "Company"), at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash, without interest (the "Offer Price"), upon the terms and conditions of the Offerors' Offer to Purchase dated November 25, 2002 (as amended and supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO filed with the SEC on November 25, 2002 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

                  Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, including the Amendment and Supplement to the Offer to Purchase attached as Exhibit
(a)(1)(vii) to this Amendment No. 2, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

                  SCHEDULE TO ITEMS 1 THROUGH 9, 11, 12 AND 13.

                  (1) The first paragraph appearing in the Offer to Purchase under "Special Factors--Purpose of the Offer; Plans for
Antenna--Purpose of the Offer" is amended by adding the following immediately before the first sentence of such paragraph:

                  "The purpose of the Offer is to provide shareholders of Antenna with the means of selling their ADSs and Ordinary Shares to the Offerors to permit the Offerors collectively to increase their ownership of Antenna and take Antenna private."

                  (2) Factor 3 appearing in the Offer to Purchase under "Special Factors--Recommendation of the Special Committee and the Antenna Board; Fairness of the Offer--Fairness of the Offer--The Special Committee" is amended by adding the following to the end of Factor 3:

                   ", a premium of $0.79 (192%) per ADS over the
                  market price on the Nasdaq National Market 32 days prior to the public announcement of the Offer and a premium of $0.22 (22%) per ADS over the market price on the Nasdaq National Market 60 days prior to the public announcement of the Offer. The Special Committee did not consider prior purchases of ADSs by the Offerors as such purchases were made during a period when general market conditions, and the outlook for the Greek media sector in particular, were more positive."

                 (3) The third paragraph (beginning with "The Antenna Board, including...") and the bullet point list appearing immediately following such paragraph in the Offer to Purchase under "Special Factors--Recommendation of the Special Committee and the Antenna Board; Fairness of the Offer--Fairness of the Offer--The Antenna Board" is amended and restated in its entirety to read as follows:

                  "The Antenna Board, including the members of the Special Committee, believes that the Offer is procedurally fair to holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates) based upon a number of factors, including:

                      o the fact that the Special Committee consisted of all of the independent directors of Antenna and was appointed to represent the interests of holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates);

                      o the fact that the Special Committee retained and was advised as to its fiduciary duties by its own independent legal counsel;

                      o the fact that the Special Committee retained and was advised by Piraeus Bank, as its independent financial advisor, with the sole objective of rendering an opinion as to the fairness, from a financial point of view, of the Offer to the holders of ADS and Ordinary Shares (other than the Offerors and their affiliates);

                      o the fact that each holder of ADSs and Ordinary Shares is able to decide voluntarily whether or not to tender its ADSs or Ordinary Shares in the Offer;

                      o the fact that the Offer contains procedures for holders of ADSs and Ordinary Shares to withdraw their tendered ADSs and Ordinary Shares prior to the Expiration Time; and

                      o the nature of the deliberations under which the Special Committee evaluated the Offer and the alternatives to the Offer."

                 (4) The last three paragraphs before the heading "Opinion of Financial Advisor" appearing in the Offer to Purchase under "Special Factors--Recommendation of the Special Committee and the Antenna Board; Fairness of the Offer--Fairness of the Offer--The Antenna Board" are hereby amended and restated to read as follows:

                  Neither the Special Committee nor the Antenna Board considered the liquidation of Antenna's assets to be a viable course of action as the Controlling Shareholders, who control approximately 80% of the Ordinary Shares, had no intention of approving the liquidation of Antenna. Furthermore, the Special Committee believes that substantial value results from continuing Antenna as a going concern and any liquidation would destroy that value.

                  The Special Committee did not consider the net book value of the Ordinary Shares useful, absent an appraisal, in determining whether to accept the Offerors offer of $1.20 per ADS ($2.40 per Ordinary Share) because it does not believe that net book value has any meaningful relationship to the economic value of the Ordinary Shares. The Special Committee did evaluate Antenna as a going concern through various analyses performed by Piraeus Bank, including the discounted cash flow analysis and other methodologies prepared by Piraeus Bank in connection with its fairness opinion, which took into account financial forecasts, cash flow streams and other qualitative factors. See "--Opinion of Financial Advisor."

                  In view of the wide variety of factors considered in connection with their evaluation of the Offer, neither the Special Committee nor the Antenna Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

                  The Special Committee and the Antenna Board were aware that the adjusted equity analysis underlying the Piraeus Bank's opinion resulted in an implied reference amount higher than the Offer Price. However, the Piraeus Bank, the Special Committee and the Antenna Board considered the various analyses and factors as a whole and believe that selecting portions of the analyses and factors without considering all factors could create a misleading or incomplete view of the processes underlying the Piraeus Bank's analyses and opinion and the Special Committee's and the Antenna Board's fairness determinations.

                  The foregoing discussion of the information and factors considered by the Special Committee and the Antenna Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Antenna Board. Antenna's executive officers have not been asked to make a recommendation as to the Offer.

                  (5) The following phrase is inserted at the end of the third bullet point (replacing "; and") appearing in the Offer to Purchase under "Special Factors--Position of the Offerors Regarding Fairness of the Offer":

                  ", which conclusions, recommendations and analysis the Offerors adopted as they did not conduct their own analysis of fairness;"

                  (6) Subsections (v), (vi) and (vii) in section (d) appearing in the Offer to Purchase under "The Offer--Conditions of the Offer" are hereby amended and restated to read as follows:

                  "(v) seeks to require divestiture by the Offerors (or any affiliates of the Offerors) of all or any of the ADSs or Ordinary Shares or (vi) otherwise has or might reasonably be expected to have a Material Adverse Effect or results or might reasonably be expected to result in a Diminution in Value; and which in the case of clause (i), (ii), (iii), (iv),
                  (v) or (vi) is successful or the Offerors determine, in their reasonable discretion, has a reasonable likelihood of being successful; or"


ITEM 12.   EXHIBITS

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a)(1)(i)          Offer to Purchase dated November 25, 2002.*

(a)(1)(ii)         Letter of Transmittal. *

(a)(1)(iii)        Notice of Guaranteed Delivery. *

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a)(1)(v)          Form of Letter to Clients. *

(a)(1)(vi) Amendment and Supplement to the Offer to Purchase dated December 17, 2002. **

(a)(1)(vii) Amendment and Supplement to the Offer to Purchase dated December 20, 2002

(a)(2)             Press Release issued by the Offerors dated November 25, 2002.
                   *

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna dated November 11, 2002 (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(i)). *

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committee on November 12, 2002. *


-------------

*    Previously filed on Schedule TO with the SEC on November 25, 2002.

**   Previously filed on Schedule TO with the SEC on December 17, 2002.

                                   SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 2 to Schedule TO/13E-3 is true, complete and correct.

                                         HOLNEST INVESTMENTS LIMITED


                                         /s/  Minos Kyriakou
                                         -------------------------------------
                                         Name:  Mr. Minos Kyriakou
                                         Title: Sole Shareholder


                                         GLOBECAST HOLDINGS LIMITED


                                         /s/ Theodore Kyriakou
                                         -------------------------------------
                                         Name:  Mr. Theodore Kyriakou
                                         Title: Sole Shareholder


                                         ALTAVISTA GLOBAL HOLDINGS LIMITED


                                         /s/ Xenophon Kyriakou
                                         -------------------------------------
                                         Name:  Mr. Xenophon Kyriakou
                                         Title: Sole Shareholder


                                         PRAXIS GLOBAL INVESTMENTS LIMITED


                                         /s/ Athina Kyriakou
                                         -------------------------------------
                                         Name:  Ms.
                                         Title: Sole Shareholder


                                         /s/ Minos Kyriakou
                                         -------------------------------------
                                         Minos Kyriakou


                                         /s/ Theodore Kyriakou
                                         -------------------------------------
                                         Theodore Kyriakou

                                         /s/ Xenophon Kyriakou
                                         -------------------------------------
                                         Xenophon Kyriakou


                                         /s/ Athina Kyriakou
                                         -------------------------------------
                                         Athina Kyriakou


Date:    December 20, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a)(1)(i)           Offer to Purchase dated November 25, 2002. *

(a)(1)(ii)          Letter of Transmittal. *

(a)(1)(iii)         Notice of Guaranteed Delivery. *

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)           Form of Letter to Clients. *

(a)(1)(vi) Amendment and Supplement to the Offer to Purchase dated December 17, 2002. **

(a)(1)(vii) Amendment and Supplement to the Offer to Purchase dated December 20, 2002

(a)(2)              Press Release issued by the Offerors dated November 25,
                    2002. *

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna dated November 11, 2002 (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(i)). *

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committee on November 12, 2002. *


------------

*    Previously filed on Schedule TO with the SEC on November 25, 2002.

**   Previously filed on Schedule TO with the SEC on December 17, 2002.